IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for January 28, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109248
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JANUARY 28, 2004.

CWMBS, INC.

By: [signature]

Name:

Title:

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by GREENWICH CAPITAL MARKETS, INC.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2004-2
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-2

Countrywide Home Loans
Series 2004-2

Marketing Materials

$[213,146,000] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the informaton that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: January 7, 2004***

Countrywide Home Loans, Series 2004-2

$[213,146,000] (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[1]	Principal Amount (Approx.)[1]	WAL to Call or WAVG Roll/Maturity (Yrs)[2]	Pmt Window to Call or WAVG Roll/Maturity (Mths)[2]	Interest Rate Type	Tranche Type	Expected Ratings [S&P/Moody's]
1-A	$[118,344,000]	1.96/3.22	1-36/1-360	Variable[3]	Senior	AAA/Aaa
2-A	$[47,434,000]	2.87/3.26	1-83/1-360	Variable[3]	Senior	AAA/Aaa
3-A	$[47,368,000]	2.96/3.27	1-92/1-360	Variable[3]	Senior	AAA/Aaa
A-R	$[100]	Information Not Provided Hereby			Senior/Residual	AAA/Aaa
M	$[4,239,000]				Subordinate	AA/Aa2
B-1	$[2,454,000]				Subordinate	A/A2
B-2	$[1,449,000]				Subordinate	BBB/Baa2
B-3	$[779,000]	Privately Offered Certificates			Subordinate	BB/Ba2
B-4	$[335,000]				Subordinate	B/B2
B-5	$[790,493]				Subordinate	[illegible]
Total:	**$[223,190,593]**					

(1) *The Class 1-A Certificates are generally backed by cash flow from the Group I Mortgage Loans which is composed of 3/1 adjustable rate Mortgage Loans. The Class 2-A Certificates are generally backed by cash flow from the Group II Mortgage Loans, which is composed of 7/1 adjustable rate Mortgage Loans. The Class 3-A Certificates are generally backed by cash flow from the Group III Mortgage Loans which is composted of 10/1 adjustable rate Mortgage Loans. The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I, Group II and Group III Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.*

(2) *WAL and payment window for the Class 1-A and Class 2-A Certificates is shown to the applicable Weighted Average Roll Date (as described herein) and maturity. WAL and payment window for the Class 3-A Certificates is shown to the Optional Call Date (as described herein) and maturity.*

(3) *For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC of the Group I Mortgage Loans. For every Distribution Date, the interest rate for the Class 2-A Certificates will be equal to the Net WAC of the Group II Mortgage Loans. For every Distribution Date, the interest rate for the Class 3-A Certificates will be equal to the Net WAC of the Group III Mortgage Loans.*

Depositor:	CWMBS, Inc.
Seller:	Countrywide Home Loans, Inc. ("***Countrywide***").
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriter:	Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee:	The Bank of New York.
Rating Agencies:	[Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	January 1, 2004.
Expected Pricing Date:	On or about January [9], 2004.
Closing Date:	On or about January 30, 2004.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A, Class 2-A and Class 3-A Certificates (the "***Class A Certificates***") and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates,***" together with the Senior Subordinate Certificates, the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" The Class A Certificates are being offered publicly.
Accrued Interest:	The Class A Certificates will settle with accrued interest. The price to be paid by investors for the Class A Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).
Interest Accrual Period:	The interest accrual period with respect to the Class A Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Class A Certificates will be made available in book-entry form through DTC. It is anticipated that the Class A Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Class A Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.
SMMEA Treatment:	The Class A Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [January 2007] for the Group I Mortgage Loans, the Distribution Date in [December 2010] for the Group II Mortgage Loans and the Distribution Date in [January 2014] for the Group III Mortgage Loans.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $223,190,593, of which: (i) approximately $123,920,874 will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36 months after the date of origination of each mortgage loan ("***3/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***"), (ii) approximately $49,669,719 will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 84 months after the date of origination of each mortgage loan ("***7/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and (iii) approximately $49,600,000 will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 120 months after the date of origination of each mortgage loan ("***10/1 Hybrid ARM Loans***" or the "***Group III Mortgage Loans***")and together with the Group I and the Group II Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I, Group II and Group III Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 3, 7 or 10 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 27, 23 or 20 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to be approximately [4.50]% total subordination.

Shifting Interest: Until the first Distribution Date occurring after January [2011], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
February 2004 – January [2011]	0% Pro Rata Share
February [2011] – January [2012]	30% Pro Rata Share
February [2012] – January [2013]	40% Pro Rata Share
February [2013] – January [2014]	60% Pro Rata Share
February [2014] – January [2015]	80% Pro Rata Share
February [2015] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [February 2007], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [February 2007], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the related Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:	Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and ***second***, to the related Senior Certificates until each class principal balance has been reduced to zero. Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the related Class A Certificates and the related component of the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally fromthe related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, concurrently, principal allocable to such Class, generally from the related mortgage loan group:
   i. Class 1-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
   ii. Class 2-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
   iii. Class 3-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
4) From all mortgage loan groups, Class M, Class B-1 and Class B-2 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
5) From all mortgage loan groups, Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
6) Class A-R Certificate, any remaining amount.

(1) *Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to another loan group.*

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Countrywide Home Loans
Series 2004-2
30 Year 3/1 Hybrid ARM Loans – Group I Mortgage Loans
Preliminary Collateral Information
As of January 1, 2004

TOTAL CURRENT BALANCE:	123,920,875					
TOTAL ORIGINAL BALANCE:	123,930,033					
NUMBER OF LOANS:	250					
			Minimum		Maximum	
AVG CURRENT BALANCE:	$495,683.50		$323,000.00		$2,000,000.00	
AVG ORIGINAL AMOUNT:	$495,720.13		$323,000.00		$2,000,000.00	
WAVG GROSS COUPON:	4.745	%	3.250	%	6.500	%
WAVG GROSS MARGIN:	2.300	%	2.250	%	3.375	%
WAVG MAX INT RATE:	10.745	%	9.250	%	12.500	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG ORIGINAL LTV:	73.74	%	32.60	%	95.00	%
WAVG CLTV:	79.85	%	0.00	%	100.19	%
WAVG FICO SCORE:	722		603		805	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	360	months	350	months	360	months
WAVG SEASONING:	0	months	0	months	10	months
WAVG NEXT RATE RESET:	36	months	26	months	36	months
WAVG RATE ADJ FREQ:	12	months	12	months	12	months
WAVG FIRST RATE ADJ FREQ:	36	months	36	months	36	months

TOP STATE CONC ($):	48.27 % California, 9.62 % Florida, 4.26 % Nevada
TOP AMORTIZATION CONC ($):	62.87 % Interest Only, 37.13 % Fully Amortizing
MAXIMUM ZIP CODE CONC ($):	1.87 % 90049

NOTE DATE:	Oct 31, 2002	Dec 30, 2003
FIRST PAY DATE:	Apr 01, 2003	Feb 01, 2004
PAID TO DATE:	Dec 01, 2003	Dec 01, 2003
RATE CHG DATE:	Mar 01, 2006	Jan 01, 2007
MATURE DATE:	Mar 01, 2033	Jan 01, 2034

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3/1 ARM	98	46,017,486.24	37.13
3/1 ARM IO	152	77,903,388.50	62.87
Total	250	123,920,874.74	100.00

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
323,000 - 350,000	50	16,746,791.00	13.51
350,001 - 400,000	63	23,764,801.73	19.18
400,001 - 450,000	31	13,358,613.96	10.78
450,001 - 500,000	24	11,429,181.00	9.22
500,001 - 550,000	17	9,019,652.00	7.28
550,001 - 600,000	15	8,508,926.05	6.87
600,001 - 650,000	19	12,042,434.00	9.72
650,001 - 700,000	2	1,396,530.00	1.13
700,001 - 750,000	3	2,179,028.00	1.76
750,001 - 800,000	7	5,510,194.00	4.45
800,001 - 850,000	1	845,000.00	0.68
850,001 - 900,000	1	900,000.00	0.73
900,001 - 950,000	4	3,693,050.00	2.98
950,001 - 1,000,000	10	9,930,773.00	8.01
1,000,001 - 2,000,000	3	4,595,900.00	3.71
Total	250	123,920,874.74	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
323,000 - 350,000	50	16,746,791.00	13.51
350,001 - 400,000	63	23,764,801.73	19.18
400,001 - 450,000	31	13,358,613.96	10.78
450,001 - 500,000	24	11,429,181.00	9.22
500,001 - 550,000	17	9,019,652.00	7.28
550,001 - 600,000	15	8,508,926.05	6.87
600,001 - 650,000	19	12,042,434.00	9.72
650,001 - 700,000	2	1,396,530.00	1.13
700,001 - 750,000	3	2,179,028.00	1.76
750,001 - 800,000	7	5,510,194.00	4.45
800,001 - 850,000	1	845,000.00	0.68
850,001 - 900,000	1	900,000.00	0.73
900,001 - 950,000	4	3,693,050.00	2.98
950,001 - 1,000,000	10	9,930,773.00	8.01
1,050,001 - 1,100,000	1	1,095,900.00	0.88
1,450,001 - 1,500,000	1	1,500,000.00	1.21
1,950,001 - 2,000,000	1	2,000,000.00	1.61
Total	250	123,920,874.74	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	250	123,920,874.74	100.00
Total	250	123,920,874.74	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.25000 - 3.25000	5	2,464,423.49	1.99
3.25001 - 3.50000	4	1,488,390.00	1.20
3.50001 - 3.75000	5	2,248,662.67	1.81
3.75001 - 4.00000	17	8,627,129.04	6.96
4.00001 - 4.25000	26	13,313,095.90	10.74
4.25001 - 4.50000	42	21,013,165.00	16.96
4.50001 - 4.75000	50	26,130,507.74	21.09
4.75001 - 5.00000	32	15,828,473.40	12.77
5.00001 - 5.25000	19	9,318,237.25	7.52
5.25001 - 5.50000	14	6,106,341.20	4.93
5.50001 - 5.75000	23	11,834,048.00	9.55
5.75001 - 6.00000	8	3,535,301.05	2.85
6.00001 - 6.25000	1	332,500.00	0.27
6.25001 - 6.50000	4	1,680,600.00	1.36
Total	250	123,920,874.74	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 55.00	16	9,256,576.05	7.47
55.01 - 60.00	12	8,678,818.00	7.00
60.01 - 65.00	8	5,002,815.00	4.04
65.01 - 70.00	24	11,291,275.11	9.11
70.01 - 75.00	27	14,713,534.92	11.87
75.01 - 80.00	146	68,572,180.56	55.34
80.01 - 85.00	2	767,800.00	0.62
85.01 - 90.00	6	2,423,801.20	1.96
90.01 - 95.00	9	3,214,073.90	2.59
Total	250	123,920,874.74	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	127	65,965,045.53	53.23
PUD	91	44,836,729.31	36.18
Condominium	31	12,529,099.90	10.11
Two-Four Family	1	590,000.00	0.48
Total	250	123,920,874.74	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	166	84,499,499.52	68.19
Rate/Term Refinance	62	29,675,533.22	23.95
Cash Out Refinance	22	9,745,842.00	7.86
Total	250	123,920,874.74	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	226	112,056,832.51	90.43
Second Home	21	10,795,449.49	8.71
Investor	3	1,068,592.74	0.86
Total	250	123,920,874.74	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	109	59,820,758.48	48.27
Colorado	12	4,958,941.00	4.00
Florida	27	11,921,024.00	9.62
Massachusetts	7	3,026,320.00	2.44
Nevada	11	5,279,550.00	4.26
New Jersey	7	2,722,621.05	2.20
New York	6	2,766,193.67	2.23
North Carolina	8	3,321,470.00	2.68
Virginia	10	4,859,001.23	3.92
All Others (21)	53	25,244,995.31	20.37
Total	250	123,920,874.74	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Preferred	131	64,984,339.49	52.44
Full Documentation	41	20,204,253.08	16.30
Alternative Documentation	33	16,705,261.97	13.48
Reduced Documentation	29	15,281,444.00	12.33
Streamline Documentation	10	4,333,535.00	3.50
No Income / No Asset	6	2,412,041.20	1.95
Total	250	123,920,874.74	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
603 - 620	3	1,175,220.00	0.95
621 - 640	10	4,596,785.00	3.71
641 - 660	18	8,210,281.30	6.63
661 - 680	18	9,309,223.00	7.51
681 - 700	27	12,749,005.60	10.29
701 - 720	44	20,071,484.67	16.20
721 - 740	37	18,162,946.49	14.66
741 - 760	50	27,492,244.64	22.19
761 - 780	25	14,024,016.04	11.32
781 - 800	16	7,440,018.00	6.00
> 800	2	689,650.00	0.56
Total	250	123,920,874.74	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	228	113,472,405.67	91.57
2.501 - 2.750	17	8,362,009.07	6.75
2.751 - 3.000	1	607,410.00	0.49
3.001 - 3.250	1	327,800.00	0.26
3.251 - 3.375	3	1,151,250.00	0.93
Total	250	123,920,874.74	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.250 - 9.500	9	3,952,813.49	3.19
9.501 - 10.000	22	10,875,791.71	8.78
10.001 - 10.500	68	34,326,260.90	27.70
10.501 - 11.000	82	41,958,981.14	33.86
11.001 - 11.500	33	15,424,578.45	12.45
11.501 - 12.000	31	15,369,349.05	12.40
12.001 - 12.500	5	2,013,100.00	1.62
Total	250	123,920,874.74	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	250	123,920,874.74	100.00
Total	250	123,920,874.74	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	250	123,920,874.74	100.00
Total	250	123,920,874.74	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
03/01/06	1	386,892.18	0.31
10/01/06	3	1,170,140.69	0.94
11/01/06	11	4,939,624.47	3.99
12/01/06	54	29,484,662.00	23.79
01/01/07	181	87,939,555.40	70.96
Total	250	123,920,874.74	100.00

Countrywide Home Loans
Series 2004-2
30 Year 7/1 Hybrid ARM Loans – Group II Mortgage Loans
Preliminary Collateral Information
As of January 1, 2004

TOTAL CURRENT BALANCE:	49,669,719					
TOTAL ORIGINAL BALANCE:	49,674,250					
NUMBER OF LOANS:	104					
			Minimum		Maximum	
AVG CURRENT BALANCE:	$477,593.45		$323,000.00		$1,745,591.48	
AVG ORIGINAL AMOUNT:	$477,637.02		$323,000.00		$1,749,000.00	
WAVG GROSS COUPON:	5.556	%	5.000	%	6.875	%
WAVG GROSS MARGIN:	2.261	%	2.250	%	2.750	%
WAVG MAX INT RATE:	10.556	%	10.000	%	11.875	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	5.000	%	5.000	%	5.000	%
WAVG ORIGINAL LTV:	73.14	%	27.51	%	95.00	%
WAVG CLTV:	78.10	%	0.00	%	100.00	%
WAVG FICO SCORE:	728		620		819	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	360	months	357	months	360	months
WAVG SEASONING:	0	months	0	months	3	months
WAVG NEXT RATE RESET:	84	months	81	months	84	months
WAVG RATE ADJ FREQ:	12	months	12	months	12	months
WAVG FIRST RATE ADJ FREQ:	84	months	84	months	84	months

TOP STATE CONC ($):	65.27 % California, 5.52 % Florida, 5.16 % New York
TOP AMORTIZATION CONC ($):	50.51 % Fully Amortizing, 49.49 % Interest Only
MAXIMUM ZIP CODE CONC ($):	3.51 % 92657

NOTE DATE:	Sep 04, 2003	Dec 29, 2003
FIRST PAY DATE:	Nov 01, 2003	Feb 01, 2004
PAID TO DATE:	Dec 01, 2003	Dec 01, 2003
RATE CHG DATE:	Oct 01, 2010	Jan 01, 2011
MATURE DATE:	Oct 01, 2033	Jan 01, 2034

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 LIBOR ARM	54	25,088,701.31	50.51
7/1 LIBOR ARM IO	50	24,581,017.80	49.49
Total	104	49,669,719.11	100.00

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
323,000 - 350,000	16	5,418,530.19	10.91
350,001 - 400,000	30	11,504,172.80	23.16
400,001 - 450,000	16	6,782,090.64	13.65
450,001 - 500,000	13	6,166,367.00	12.41
500,001 - 550,000	8	4,198,346.00	8.45
550,001 - 600,000	8	4,575,672.00	9.21
600,001 - 650,000	5	3,204,000.00	6.45
650,001 - 700,000	2	1,340,000.00	2.70
750,001 - 800,000	1	780,000.00	1.57
950,001 - 1,000,000	4	3,954,949.00	7.96
1,000,001 - 1,749,000	1	1,745,591.48	3.51
Total	104	49,669,719.11	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
323,000 - 350,000	16	5,418,530.19	10.91
350,001 - 400,000	30	11,504,172.80	23.16
400,001 - 450,000	16	6,782,090.64	13.65
450,001 - 500,000	13	6,166,367.00	12.41
500,001 - 550,000	8	4,198,346.00	8.45
550,001 - 600,000	8	4,575,672.00	9.21
600,001 - 650,000	5	3,204,000.00	6.45
650,001 - 700,000	2	1,340,000.00	2.70
750,001 - 800,000	1	780,000.00	1.57
950,001 - 1,000,000	4	3,954,949.00	7.96
1,700,001 - 1,745,591	1	1,745,591.48	3.51
Total	104	49,669,719.11	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	104	49,669,719.11	100.00
Total	104	49,669,719.11	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.00000 - 5.00000	4	1,694,652.00	3.41
5.00001 - 5.25000	17	9,140,343.44	18.40
5.25001 - 5.50000	33	14,863,799.00	29.93
5.50001 - 5.75000	38	17,588,464.00	35.41
5.75001 - 6.00000	7	2,976,700.00	5.99
6.00001 - 6.25000	3	2,564,050.67	5.16
6.50001 - 6.75000	1	441,750.00	0.89
6.75001 - 6.87500	1	399,960.00	0.81
Total	104	49,669,719.11	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 55.00	10	4,854,000.00	9.77
55.01 - 60.00	3	1,693,999.00	3.41
60.01 - 65.00	5	2,431,918.64	4.90
65.01 - 70.00	8	4,138,800.00	8.33
70.01 - 75.00	19	9,479,341.48	19.08
75.01 - 80.00	55	25,409,257.99	51.16
85.01 - 90.00	2	821,652.00	1.65
90.01 - 95.00	2	840,750.00	1.69
Total	104	49,669,719.11	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	55	26,034,779.19	52.42
PUD	34	17,411,648.92	35.05
Condominium	13	5,199,541.00	10.47
Two-Four Family	2	1,023,750.00	2.06
Total	104	49,669,719.11	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	68	33,034,591.28	66.51
Rate/Term Refinance	20	8,914,959.19	17.95
Cash Out Refinance	16	7,720,168.64	15.54
Total	104	49,669,719.11	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	96	45,059,407.63	90.72
Investor	3	2,571,811.48	5.18
Second Home	5	2,038,500.00	4.10
Total	104	49,669,719.11	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	65	32,419,830.31	65.27
Colorado	3	1,194,512.80	2.40
Florida	5	2,743,000.00	5.52
Maryland	4	1,699,972.00	3.42
Massachusetts	3	1,221,802.00	2.46
Nevada	3	1,248,300.00	2.51
New York	5	2,565,400.00	5.16
Virginia	3	1,293,450.00	2.60
All Others (9) + DC	13	5,283,452.00	10.64
Total	104	49,669,719.11	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Preferred	54	25,019,617.80	50.37
Full Documentation	19	10,292,060.12	20.72
Reduced Documentation	14	6,598,212.00	13.28
Alternative Documentation	14	6,564,320.00	13.22
No Income / No Asset	3	1,195,509.19	2.41
Total	104	49,669,719.11	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620 - 620	1	417,600.00	0.84
621 - 640	4	1,660,800.00	3.34
641 - 660	5	2,218,200.00	4.47
661 - 680	9	4,370,061.19	8.80
681 - 700	7	3,376,200.00	6.80
701 - 720	11	6,203,262.80	12.49
721 - 740	21	8,813,671.00	17.74
741 - 760	23	10,956,764.00	22.06
761 - 780	13	6,860,710.12	13.81
781 - 800	7	3,432,450.00	6.91
> 800	3	1,360,000.00	2.74
Total	104	49,669,719.11	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	101	48,574,378.11	97.79
2.501 - 2.750	3	1,095,341.00	2.21
Total	104	49,669,719.11	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.000 - 10.000	4	1,694,652.00	3.41
10.001 - 10.500	50	24,004,142.44	48.33
10.501 - 11.000	45	20,565,164.00	41.40
11.001 - 11.500	3	2,564,050.67	5.16
11.501 - 11.875	2	841,710.00	1.69
Total	104	49,669,719.11	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	104	49,669,719.11	100.00
Total	104	49,669,719.11	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	104	49,669,719.11	100.00
Total	104	49,669,719.11	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/10	2	2,081,750.67	4.19
11/01/10	3	1,145,518.64	2.31
12/01/10	26	12,296,961.00	24.76
01/01/11	73	34,145,488.80	68.75
Total	104	49,669,719.11	100.00

Countrywide Home Loans
Series 2004-2
30 Year 10/1 Hybrid ARM Loans – Group III Mortgage Loans
Preliminary Collateral Information
As of January 1, 2004

TOTAL CURRENT BALANCE:	49,600,000					
TOTAL ORIGINAL BALANCE:	49,600,000					
NUMBER OF LOANS:	93					
			Minimum		Maximum	
AVG CURRENT BALANCE:	$533,333.33		$330,356.00		$1,000,000.00	
AVG ORIGINAL AMOUNT:	$533,333.33		$330,356.00		$1,000,000.00	
WAVG GROSS COUPON:	5.750	%	4.875	%	6.375	%
WAVG GROSS MARGIN:	2.268	%	2.250	%	2.750	%
WAVG MAX INT RATE:	10.750	%	9.875	%	11.375	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	5.000	%	5.000	%	5.000	%
WAVG ORIGINAL LTV:	72.35	%	40.37	%	95.00	%
WAVG CLTV:	75.44	%	44.02	%	95.00	%
WAVG FICO SCORE:	737		637		817	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	360	months	359	months	360	months
WAVG SEASONING:	0	months	0	months	1	months
WAVG NEXT RATE RESET:	120	months	119	months	120	months
WAVG RATE ADJ FREQ:	12	months	12	months	12	months
WAVG FIRST RATE ADJ FREQ:	120	months	120	months	120	months
TOP STATE CONC ($):	68.31 % California, 4.66 % Virginia, 4.59 % Illinois					
TOP AMORTIZATION CONC ($):	50.38 % Interest Only, 49.62 % Fully Amortizing					
MAXIMUM ZIP CODE CONC ($):	4.02 % 80906					
NOTE DATE:			Nov 13, 2003		Dec 30, 2003	
FIRST PAY DATE:			Jan 01, 2004		Feb 01, 2004	
PAID TO DATE:			Dec 01, 2003		Dec 01, 2003	
RATE CHG DATE:			Dec 01, 2013		Jan 01, 2014	
MATURE DATE:			Dec 01, 2033		Jan 01, 2034	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 LIBOR ARM	47	24,613,790.00	49.62
10/1 LIBOR ARM IO	46	24,986,210.00	50.38
Total	93	49,600,000.00	100.00

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
330,356 - 350,000	6	2,015,676.00	4.06
350,001 - 400,000	24	9,147,610.00	18.44
400,001 - 450,000	12	5,050,470.00	10.18
450,001 - 500,000	6	2,889,000.00	5.82
500,001 - 550,000	13	6,910,448.00	13.93
550,001 - 600,000	7	4,037,397.00	8.14
600,001 - 650,000	10	6,357,400.00	12.82
650,001 - 700,000	3	2,047,900.00	4.13
700,001 - 750,000	2	1,492,500.00	3.01
750,001 - 800,000	1	800,000.00	1.61
900,001 - 950,000	1	907,500.00	1.83
950,001 - 1,000,000	8	7,944,099.00	16.02
Total	93	49,600,000.00	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
330,356 - 350,000	6	2,015,676.00	4.06
350,001 - 400,000	24	9,147,610.00	18.44
400,001 - 450,000	12	5,050,470.00	10.18
450,001 - 500,000	6	2,889,000.00	5.82
500,001 - 550,000	13	6,910,448.00	13.93
550,001 - 600,000	7	4,037,397.00	8.14
600,001 - 650,000	10	6,357,400.00	12.82
650,001 - 700,000	3	2,047,900.00	4.13
700,001 - 750,000	2	1,492,500.00	3.01
750,001 - 800,000	1	800,000.00	1.61
900,001 - 950,000	1	907,500.00	1.83
950,001 - 1,000,000	8	7,944,099.00	16.02
Total	93	49,600,000.00	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	93	49,600,000.00	100.00
Total	93	49,600,000.00	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.87500 - 5.00000	5	2,211,200.00	4.46
5.00001 - 5.25000	8	4,511,700.00	9.10
5.25001 - 5.50000	11	6,039,153.00	12.18
5.50001 - 5.75000	23	13,600,679.00	27.42
5.75001 - 6.00000	33	15,987,078.00	32.23
6.00001 - 6.25000	10	5,258,190.00	10.60
6.25001 - 6.37500	3	1,992,000.00	4.02
Total	93	49,600,000.00	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 55.00	8	4,168,400.00	8.40
55.01 - 60.00	6	2,603,000.00	5.25
60.01 - 65.00	7	4,820,800.00	9.72
65.01 - 70.00	9	4,971,500.00	10.02
70.01 - 75.00	15	7,924,300.00	15.98
75.01 - 80.00	47	24,745,968.00	49.89
90.01 - 95.00	1	366,032.00	0.74
Total	93	49,600,000.00	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	59	32,183,299.00	64.89
PUD	25	13,127,945.00	26.47
Condominium	8	3,632,756.00	7.32
Two-Four Family	1	656,000.00	1.32
Total	93	49,600,000.00	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	59	31,542,200.00	63.59
Rate/Term Refinance	25	12,893,800.00	26.00
Cash Out Refinance	9	5,164,000.00	10.41
Total	93	49,600,000.00	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	86	46,472,942.00	93.70
Second Home	7	3,127,058.00	6.30
Total	93	49,600,000.00	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	64	33,879,391.00	68.31
Colorado	2	1,994,100.00	4.02
Illinois	4	2,276,032.00	4.59
New Jersey	2	1,195,000.00	2.41
New York	3	1,346,800.00	2.72
Texas	3	1,747,057.00	3.52
Virginia	4	2,311,500.00	4.66
All Others (10)	11	4,850,120.00	9.78
Total	93	49,600,000.00	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Preferred	65	34,156,945.00	68.86
Full Documentation	12	7,793,058.00	15.71
Alternative Documentation	9	3,762,998.00	7.59
Reduced Documentation	5	3,112,999.00	6.28
Streamline Documentation	2	774,000.00	1.56
Total	93	49,600,000.00	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
637 - 640	1	994,100.00	2.00
641 - 660	2	929,648.00	1.87
661 - 680	7	3,701,100.00	7.46
681 - 700	5	1,906,008.00	3.84
701 - 720	17	8,800,422.00	17.74
721 - 740	12	6,803,556.00	13.72
741 - 760	24	13,203,766.00	26.62
761 - 780	14	7,286,900.00	14.69
781 - 800	6	3,602,500.00	7.26
> 800	5	2,372,000.00	4.78
Total	93	49,600,000.00	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	90	47,832,998.00	96.44
2.501 - 2.750	3	1,767,002.00	3.56
Total	93	49,600,000.00	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.875 - 10.000	5	2,211,200.00	4.46
10.001 - 10.500	19	10,550,853.00	21.27
10.501 - 11.000	56	29,587,757.00	59.65
11.001 - 11.375	13	7,250,190.00	14.62
Total	93	49,600,000.00	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	93	49,600,000.00	100.00
Total	93	49,600,000.00	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	93	49,600,000.00	100.00
Total	93	49,600,000.00	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12/01/13	2	1,188,000.00	2.40
01/01/14	91	48,412,000.00	97.60
Total	93	49,600,000.00	100.00